UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2023
Commission File Number 000-56470

Field Trip Health & Wellness Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)
30 Duncan Street, Suite 401
Toronto, ON,
Canada M5V 2C3
1-833-222-0084
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Exhibit
99.1	Unaudited Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021.
99.2	Management’s Discussion and Analysis for the three and nine months ended December 31, 2022 and 2021.
99.3	News Release, dated February 28, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Field Trip Health & Wellness Ltd.
Date: February 28, 2023	By:	/s/ Donna Wong
		Name:	Donna Wong
		Title:	Chief Financial Officer